

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2021

Thomas Pritchard
Chief Executive Officer and Director
EMPIRE PETROLEUM CORP
2200 S. Utica Place
Suite 150
Tulsa, Oklahoma 74114

Re: EMPIRE PETROLEUM CORP
    Registration Statement on Form S-3
    Filed October 28, 2021
    File No. 333-260570

Dear Mr. Pritchard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin J. Poli